UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
ALLSCRIPTS—MISYS HEALTHCARE SOLUTIONS, INC.

(Name of Issuer)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
01988P108

(CUSIP Number)
Thomas E. Kilroy, Esq.
Misys plc
One Kingdom Street
Paddington
London W2 6BL
United Kingdom
44 (0)20 3320 5000
A. Peter Harwich, Esq.
Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020
United States of America
(212) 610-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 20, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01988P108

1	NAME OF REPORTING PERSON MISYS PLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,369,428

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

28,369,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,369,428

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	01988P108

1	NAME OF REPORTING PERSON KAPITI LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		283,694

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

283,694

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

283,694

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	01988P108

1	NAME OF REPORTING PERSON ACT SIGMEX LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,085,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

28,085,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,085,734

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

INTRODUCTORY STATEMENT
     This Amendment No. 5 (this “Amendment”) amends the Schedule 13D initially filed on October 20, 2008 (the “Original Filing”), as amended by Amendment No. 1 filed on February 11, 2009 (the “First Amendment”), Amendment No. 2 filed on February 26, 2010 (the “Second Amendment”), Amendment No. 3 filed on June 10, 2010 (the “Third Amendment”) and Amendment No. 4 filed on July 27, 2010 (the “Fourth Amendment”), each relating to the common stock, par value $0.01, of Allscripts-Misys Healthcare Solutions, Inc. (the “Company”). Information reported in the Original Filing, as amended or superseded by information contained in the First Amendment, the Second Amendment, the Third Amendment or the Fourth Amendment remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.
ITEM 2. IDENTITY AND BACKGROUND
     The disclosure in Item 2 of this Schedule 13D is hereby amended and restated in its entirety by this Amendment:
     Reporting Person: Misys plc (“Misys”)
     The place of organization of Misys is the United Kingdom. The principal business of Misys is providing software to clients in the international banking and healthcare industries. The principal office of Misys is One Kingdom Street, Paddington, London W2 6BL, UK.
     During the last five years, Misys has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Reporting Person: Kapiti Limited (“Kapiti”)
     The place of organization of Kapiti is United Kingdom. Kapiti is a limited company incorporated in England and Wales that holds a portion of Misys’ interest in the Company. The registered address of Kapiti is One Kingdom Street, Paddington, London W2 6BL, UK. Kapiti is indirectly wholly owned by Misys.
     During the last five years, Kapiti has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Reporting Person: ACT Sigmex Limited (“ACTS”)
     The place of organization of ACTS is the United Kingdom. ACTS is a limited company incorporated in England and Wales that holds a portion of Misys’ interest in the Company. The registered office of ACTS is One Kingdom Street, Paddington, London W2 6BL, UK. ACTS is indirectly wholly owned by Misys.
     During the last five years, ACTS has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Misys, Kapiti and ACTS have entered into a joint filing agreement, dated as of August 20, 2010 (the “Joint Filing Agreement”), a copy of which is attached as Exhibit 99.18 to this Amendment, and incorporated by reference herein.
ITEM 4. PURPOSE OF TRANSACTION
     The disclosure in Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:
     In accordance with the Framework Agreement, on August 20, 2010, concurrently with the closing of the transactions described in Item 5 below, Kelly J. Barlow, Sir Dominic Cadbury, Corey A. Eaves and J. Michael Lawrie, each of whom was nominated by Misys, resigned from the board of directors of the Company with immediate effect. The remaining Misys nominees to the board of directors of the Company are John King and Stephen Wilson.

     As described in Item 6 below, Kapiti and ACTS have agreed pursuant to the Underwriting Agreement (defined below) not to sell any shares of Company common stock (subject to certain exceptions) for up to 90 days from the date of the Underwriting Agreement without the prior written consent of Credit Suisse Securities (USA) LLC, Barclays Capital Inc., J.P. Morgan Securities Inc. and UBS Securities LLC (the “Underwriters”).
     As permitted under the Underwriting Agreement, Misys intends to exercise its right under the Framework Agreement to require the Company to purchase 5,313,807 shares of Company common stock for $19.12 per share promptly after the closing of the Merger (the “Additional Repurchase”). After completion of the Additional Repurchase and settlement of the Over-Allotment Option (defined below), subsidiaries of Misys will hold an aggregate of 19,005,621 shares of Company common stock.
     Pursuant to the Registration Rights Agreement, Misys has the right among other things to require the Company to conduct registered secondary public offerings of shares of Company common stock held by Misys and its affiliates (including Kapiti and ACTS). Misys intends to monitor its investment in the Company on an ongoing basis and exercise its rights under the Registration Rights Agreement as and when market conditions warrant once the above-referenced transfer restrictions under the Underwriting Agreement expire or terminate.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     The disclosure in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:
     On August 20, 2010, three wholly owned subsidiaries of Misys sold an aggregate of 51,442,083 shares of Company common stock in accordance with the Framework Agreement, as amended by the Amendment Agreement. 27,000,000 shares were sold to the Underwriters in connection with an underwritten public offering pursuant to the underwriting agreement, dated August 16, 2010, among the Company, the Underwriters, Kapiti and ACTS (the “Underwriting Agreement”), a copy of which is attached as Exhibit 99.19 to this Amendment. Pursuant to the Underwriting Agreement, Kapiti and ACTS granted the Underwriters an option to purchase up to 4,050,000 shares of Company common stock on or prior to September 16, 2010 (the “Over-Allotment Option”). On August 20, 2010, the Underwriters exercised the Over-Allotment Option in full, with settlement expected to occur on August 25, 2010. Another 24,442,083 shares were sold to the Company by Misys Patriot Limited, Kapiti and ACTS pursuant to the Framework Agreement. Concurrently with the closing of these transactions, Misys and the Company entered into an Amended and Restated Relationship Agreement in the form described in the Third Amendment (as amended pursuant to the Amendment Agreement described in the Fourth Amendment, the “Amended Relationship Agreement”). The Amended Relationship Agreement is attached as Exhibit 99.20 to this Amendment.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The disclosure in Item 6 of this Schedule 13D is hereby amended and supplemented as follows:
     Following the closing of the transactions described in Item 5 above, subsidiaries of Misys hold an aggregate of 28,369,428 shares of Company common stock. Following settlement of the Over-Allotment Option, subsidiaries of Misys will hold an aggregate of 24,319,428 shares of Company common stock. Misys, Kapiti and ACTS and certain directors and officers of Misys have agreed with the Underwriters not to sell any shares of Company common stock for 90 days after the date of the Underwriting Agreement, subject to certain exceptions, without the prior written consent of the Underwriters.
     As permitted under the Underwriting Agreement, Misys intends to exercise its right under the Framework Agreement to require the Company to effect the Additional Repurchase promptly after the closing of the Merger. After completion of the Additional Repurchase and settlement of the Over-Allotment Option, subsidiaries of Misys will hold an aggregate of 19,005,621 shares of Company common stock.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Item 7 of the Original Filing is hereby amended to add the following:

Exhibit 99.18	Joint Filing Agreement, dated August 20, 2010, among Misys plc, Kapiti Limited and ACT Sigmex Limited.

Exhibit 99.19	Underwriting Agreement, dated August 16, 2010, among Allscripts-Misys Healthcare Solutions, Inc., Kapiti Limited, ACT Sigmex Limited, Credit Suisse Securities (USA) LLC, Barclays Capital Inc., J.P. Morgan Securities Inc. and UBS Securities LLC.

Exhibit 99.20	Amended and Restated Relationship Agreement, dated as of August 20, 2010, between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 20, 2010

MISYS PLC

By: Name:	/s/ Thomas E. Kilroy Thomas E. Kilroy
Title:	Executive Vice President, General
Counsel and Company Secretary

KAPITI LIMITED

By: Name:	/s/ Nicholas Farrimond Nicholas Farrimond
Title:	Authorized signatory

ACT SIGMEX LIMITED

By: Name:	/s/ Nicholas Farrimond Nicholas Farrimond
Title:	Authorized signatory

INDEX OF EXHIBITS

Exhibit No.	Description

99.18	Joint Filing Agreement, dated August 20, 2010, among Misys plc, Kapiti Limited and ACT Sigmex Limited.

99.19	Underwriting Agreement, dated August 16, 2010, among Allscripts-Misys Healthcare Solutions, Inc., Kapiti Limited, ACT Sigmex Limited, Credit Suisse Securities (USA) LLC, Barclays Capital Inc., J.P. Morgan Securities Inc. and UBS Securities LLC.

99.20	Amended and Restated Relationship Agreement, dated as of August 20, 2010, between Misys plc and Allscripts-Misys Healthcare Solutions, Inc.